
October 16, 2020

Rahul Nayar
Chief Executive Officer
Tenzing Acquisition Corp.
250 West 55th Street, Suite 13D
New York, NY 10019

> **Re: Tenzing Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed October 6, 2020**
> **File No. 333-245057**

Dear Mr. Nayar:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration on Form S-4 filed October 6, 2020

Satisfaction of 80% Test, page 124

1. We note your disclosure on page 123 indicating that the Tenzing Board considered previous offers received by Reviva. Please expand your disclosure to describe these offers and how they impacted the Board's analysis and determination.

2. Please include the date and month of each of the identified IPOs, merger transactions and the Karuna and Intra-Cellular clinical data readouts.

3. Please disclose whether there were other neuroscience clinical stage IPOs and mergers during the same timeframe as the IPO transactions presented. If there were, please discuss why they were excluded from your analysis.

You may contact Christine Torney at 202-551-3652 or Brian Cascio at 202-551-3676 if

Rahul Nayar
Tenzing Acquisition Corp.
October 16, 2020
Page 2

you have questions regarding comments on the financial statements and related matters. Please contact Jason L. Drory at 202-551-8342 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Tamar Donikyan, Esq.